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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Granite City Food & Brewery Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Steven J. Wagenheim
5831 Cedar Lake Road
St. Louis Park, Minnesota 55416
(952) 525-2070

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Brewing Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,662,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,662,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 43.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William E. Burdick

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 82,750**

	8.	Shared Voting Power 1,662,500

	9.	Sole Dispositive Power 82,750**

	10.	Shared Dispositive Power 1,662,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,745,250**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 44.4%

14.	Type of Reporting Person (See Instructions) IN

**          Includes 25,000 shares purchasable pursuant to the exercise of Class A Warrants and 32,750 shares purchasable pursuant to the exercise of options.

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven J. Wagenheim

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,500**

	8.	Shared Voting Power 1,904,920***

	9.	Sole Dispositive Power 52,500**

	10.	Shared Dispositive Power 1,904,920***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,957,420****

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 48.4%

14.	Type of Reporting Person (See Instructions) IN

**                             Represents shares purchasable pursuant to the exercise of options.

***                      Includes 121,210 shares purchasable pursuant to the exercise of Class A Warrants.

****               Includes 121,210 shares purchasable pursuant to the exercise of Class A Warrants and 52,500 shares purchasable pursuant to the exercise of options.

CUSIP No. 38724Q 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur E. Pew III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 244,940**

	8.	Shared Voting Power 1,662,500

	9.	Sole Dispositive Power 244,940**

	10.	Shared Dispositive Power 1,662,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,907,440**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 47.6%

14.	Type of Reporting Person (See Instructions) IN

**                             Includes 97,470 shares purchasable pursuant to the exercise of Class A Warrants and 40,000 shares purchasable pursuant to the exercise of options.

                Brewing Ventures LLC (the “Reporting Person”) hereby amends its statement on Schedule 13D (the “Schedule 13D”) originally filed with the SEC on June 6, 2000, and amended on June 13, 2000, August 7, 2001, January 15, 2002 and October 4, 2002, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share (“Common Stock”), of Granite City Food & Brewery Ltd. (formerly Founders Food & Firkins Ltd.), a Minnesota corporation (the “Company”).  Items 2 and 6 of the Schedule 13D are hereby amended and Items 5 and 7 are hereby amended and restated.

Item 1.	Security and Issuer

Item 2.	Identity and Background

(c)                                  The attached Schedule I is a list of the members of the Reporting Person who exercise control over the Reporting Person.  The business address of each such person is 5831 Cedar Lake Road, St. Louis Park, Minnesota 55416.  Schedule I contains the following information:

(i)                                     name; and

(ii)                                  present principal occupation or employment and, if other than the Company, the name, principal business and address of any corporation or other organization in which such employment is conducted.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a)                                  As of the date hereof, the Reporting Person beneficially owned 1,662,500 shares of Common Stock, representing 43.0% of the class.  As of the date hereof, William E. Burdick beneficially owned 1,745,250 shares of Common Stock, representing 44.4% of the class.  Such number consists of (1) options to purchase 32,750 shares, (2) 25,000 shares owned by Sherlock’s Home, an entity owned by Mr. Burdick, (3) Class A Warrants to purchase 25,000 shares owned by Sherlock’s Home, and (4) 1,662,500 shares owned by the Reporting Person.  As of the date hereof, Steven J. Wagenheim beneficially owned 1,957,420 shares of Common Stock, representing 48.4% of the class.  Such number consists of (1) options to purchase 52,500 shares, (2) 121,210 shares owned by New Brighton Ventures, Inc. (“NBV”), an entity 70% owned by Mr. Wagenheim, (3) Class A Warrants to purchase 121,210 shares owned by NBV, and (4) 1,662,500 shares owned by the Reporting Person.  As of the date hereof, Arthur E. Pew III beneficially owned 1,907,440 shares of Common Stock, representing 47.6% of the class.  Such number consists of (1) 40,000 shares purchasable pursuant to the exercise of options, (2) 100 shares owned by Mr. Pew’s spouse, (3) Class A Warrants to purchase 100 shares owned by Mr. Pew’s spouse, (4) 400 shares owned by trusts for the benefit of Mr. Pew’s grandchildren, over which Mr. Pew is sole trustee, (5) Class A Warrants to purchase 400 shares owned by trusts for the benefit of Mr. Pew’s grandchildren, over which Mr. Pew is sole trustee, (6) 106,970 shares owned directly by Mr. Pew, (7) Class A Warrants to purchase 96,970 shares owned directly by Mr. Pew, and (8) 1,662,500 shares owned by the Reporting Person.

(b)                                 The Reporting Person has sole power to vote and to dispose of all of its shares.  Mr. Burdick has sole power to vote and to dispose of 82,750 shares (32,750 directly and 50,000 through his interest in Sherlock’s Home) and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person).  Mr. Wagenheim has sole power to vote and to dispose of 52,500 shares and shared power to vote and to dispose of 1,904,920 shares (242,420 through his interest in NBV and 1,662,500 through his interest in the Reporting Person).  Mr. Pew has sole power to vote and to dispose of 244,940 shares (243,940 directly, 200 through his spouse and 800 through trusts for benefit of his grandchildren) and shared power to vote and to dispose of 1,662,500 shares (through his interest in the Reporting Person).

(c)                                  Not applicable.

(d)                                 The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein, except that Mr. Pew has a security interest in the units purchased by NBV in the Company’s initial public offering.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 6, 2003, the shares reported herein as beneficially owned by the Reporting Person and Arthur E. Pew III that were previously subject to an escrow agreement with the Commissioner of Commerce for the State of Minnesota ceased to be subject to such agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1                                         Member Control Agreement of Brewing Ventures LLC, dated June 26, 1997.*

Exhibit 2                                         Amendment No. 1 to Member Control Agreement of Brewing Ventures LLC, dated August 15, 1997.*

Exhibit 3                                         Promissory Note in the principal amount of $300,000, issued by New Brighton Ventures, Inc., Maker, to Arthur E. Pew III, Payee, dated June 1, 2000.*

Exhibit 4                                         Voting Agreement by and between Brewing Ventures LLC and Brew Buddies, L.L.C., dated October 1, 2002.*

*                                         Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 11, 2003	BREWING VENTURES LLC

/s/ Steven J. Wagenheim
Steven J. Wagenheim
Member

Dated:	June 11, 2003	/s/ William E. Burdick
William E. Burdick

Dated:	June 11, 2003	/s/ Steven J. Wagenheim
Steven J. Wagenheim

Dated:	June 11, 2003	/s/ Arthur E. Pew III
Arthur E. Pew III

SCHEDULE I

Controlling Members of Brewing Ventures LLC:

Name	Occupation or Employment
William E. Burdick	Chairman of the Board, Brewmaster and Director of the Company

Steven J. Wagenheim	President, Chief Executive Officer and Director of the Company

Arthur E. Pew III	Director of the Company